Exhibit 14.1

VYREX CORPORATION CODE OF BUSINESS CONDUCT AND ETHICS

The Company’s Board of Directors adopted a Code of Business Conduct and Ethics to help its officers, directors, and employees comply with the law and maintain the highest standards of ethical conduct. The Code of Business Conduct and Ethics is intended to qualify as a “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

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